UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41181

Yoshitsu Co., Ltd

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Reappointments of Directors, Retirements of Directors, and Appointment of a Corporate Officer

On June 30, 2023, Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan (the “Company”), held its 2023 annual general meeting of shareholders (the “2023 Annual General Meeting”). Upon the conclusion of the 2023 Annual General Meeting, the terms of all six members of the board of directors (the “Board”), Mr. Mei Kanayama, Mr. Sen Uehara, Mr. Yoichiro Haga, Mr. Tetsuya Sato, Mr. Yoji Takenaka, and Mr. Yukihisa Kitamura, reached an end. During the 2023 Annual General Meeting, the Board recommended, and the shareholders of the Company (the “Shareholders”) approved, the reappointments of Mr. Mei Kanayama as a director, Mr. Yoichiro Haga as a director, Mr. Yoji Takenaka as an external director, and Mr. Tetsuya Sato as an external director, effective immediately. Mr. Sen Uehara retired as a director, and Mr. Yukihisa Kitamura retired as an external director, effective immediately. Upon the conclusion of the 2023 Annual General Meeting, the Board is composed of four members, including two directors and two external directors.

On June 30, 2023, the Board appointed Mr. Sen Uehara as a corporate officer, effective immediately. The Company believes that Mr. Sen Uehara will continue to bring extensive entrepreneurial and management experience to the Company.

Entry into Share Transfer Agreement with Respect to Palpito Co., Ltd.

On June 30, 2023, the Company entered into a share transfer agreement (the “Palpito STA”) with respect to the transfer of shares of Palpito Co., Ltd. (“Palpito”), an entity that was 40% owned by the Company and 60% owned by two unrelated third parties, with SeihinKokusai Co., Ltd., an entity of which Mr. Mei Kanayama’s wife is a director and the representative director (“SeihinKokusai”). Mr. Mei Kanayama is the representative director and a director of the Company. The Palpito STA was negotiated at arm’s length and was approved by the Board on June 30, 2023.

Pursuant to the Palpito STA, SeihinKokusai agreed to purchase, and the Company agreed to sell, all of the 800 shares of common stock the Company owned in Palpito, representing 40% of the issued share capital in Palpito, in exchange for 40,000,000 yen.

On July 1, 2023, the parties to the Palpito STA closed the transaction, and Palpito became 40% owned by SeihinKokusai.

A copy of the Palpito STA is attached hereto as Exhibit 10.1. The foregoing description of the Palpito STA is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Palpito STA.

Entry into Share Transfer Agreement with Respect to Kaika International Co., Ltd

On June 30, 2023, the Company entered into a share transfer agreement (the “Kaika STA”) with respect to the transfer of shares of Kaika International Co., Ltd (“Kaika”), formerly known as Tokyo Lifestyle Co., Ltd., a wholly owned subsidiary of the Company, with SeihinKokusai, an entity of which Mr. Mei Kanayama’s wife is a director and the representative director. Mr. Mei Kanayama is the representative director and a director of the Company. The Kaika STA was negotiated at arm’s length and was approved by the Board on June 30, 2023.

Pursuant to the Kaika STA, SeihinKokusai agreed to purchase, and the Company agreed to sell, 100 shares of common stock of Kaika, representing 100% of the issued share capital in Kaika, in exchange for 5,000,000 yen.

On July 1, 2023, the parties to the Kaika STA closed the transaction, and SeihinKokusai became the sole shareholder of Kaika.

A copy of the Kaika STA is attached hereto as Exhibit 10.2. The foregoing description of the Kaika STA is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Kaika STA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd

Date: July 13, 2023	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement by and between the Company and SeihinKokusai with Respect to Palpito, dated June 30, 2023
10.2	Share Purchase Agreement by and between the Company and SeihinKokusai with Respect to Kaika, dated June 30, 2023

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